SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                    Qwest Communications International Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   74912110 9
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                                 (CUSIP Number)

                                 Ray E. Winborne
                              BellSouth Corporation
                            15G03 Campanile Building
                              1155 Peachtree Street
                           Atlanta, Georgia 30309-3610
                                 (404) 249-3035
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

     This Amendment No. 1 amends the Schedule 13D dated June 7, 1999 and relates to the common stock, $0.01 par value per share, of Qwest Communications International Inc., a Colorado corporation. This Amendment No. 1 amends Item 4 of the initial Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein have the same meanings as set forth in the Schedule 13D.


ITEM 4.  Purpose of Transaction.

     The second paragraph of this item is superceded in its entirety and replaced with the following:

     Pursuant to the Common Stock Purchase Agreement, dated as of April 19, 1999, between Qwest and BellSouth (as assignee of BellSouth Enterprises, Inc.) (the "Qwest Purchase Agreement"), BellSouth is generally prohibited from acquiring shares of Qwest Common Stock if it would result in BellSouth beneficially owning more than 20% of the shares of Qwest Common Stock, except as approved by the Qwest Board of Directors. The maximum ownership percentage will be increased or terminated if Qwest or Anschutz Company sell shares of Qwest Common Stock to third parties on certain specified terms. BellSouth intends from time to time to review its ownership position in and commercial and strategic relationship with the Company and may, based on such factors as BellSouth then deems relevant, seek to acquire additional shares of the Company, dispose of shares of the Company, revise its existing commercial relationship with the Company, enter into other strategic and commercial relationships with the Company, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, and BellSouth may, from time to time, discuss with the Company any one or more of the foregoing actions. Based on the respective objectives of the Company and BellSouth, the regulatory and competitive environment, and other factors that BellSouth then deems relevant, BellSouth may determine whether or not to take any of these actions.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.
                                           BELLSOUTH CORPORATION



                                           By:   /s/ W. Patrick Shannon
                                                 ------------------------
                                                  W. Patrick Shannon
                                                  Vice President and Controller
                                           Date:  July 19, 1999